

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

April 28, 2009

Henry G. Schopfer, III
Chief Financial Officer
PMFG, Inc.
14651 North Dallas Parkway, Suite 500
Dallas, Texas 75254

        RE: PMFG, Inc.
               Form 10-K for Fiscal Year Ended June 30, 2008
               Forms 10-Q for Fiscal Quarters Ended September 30, 2008 and
               December 31, 2008
               File No. 1-34156

Dear Mr. Schopfer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Craig E. Slivka, Special Counsel, at (202) 551-3729. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding our review of the financial statements and related matters.

                              Sincerely,

                              John Hartz
                              Senior Assistant
                              Chief Accountant